

October 11, 2023

Jarrod Langhans
Chief Financial Officer
Celsius Holdings, Inc.
2424 N. Federal Highway, Suite 208
Boca Raton, FL 33431

> **Re: Celsius Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Response dated September 29, 2023**
> **File No. 001-34611**

Dear Jarrod Langhans:

We have reviewed your September 29, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 15, 2023 letter.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. We note your response to prior comment 2 states that you are not aware of weather-related damages of any significance to your leased properties throughout the periods covered in your 10-K, and no weather weather-related damages of any significance were brought to your attention by the lessor. Please revise your disclosure to clarify whether you experienced any weather-related damages to your leased properties. If so, please explain how you concluded on its significance, and provide quantitative information to support your determination.

Jarrod Langhans
Celsius Holdings, Inc.
October 11, 2023
Page 2

 Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation

cc: Robert W. Pommer III